UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant’s name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
The Merger Agreement (defined below) has been included in this Report on Form 6-K to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Golden Ocean Group Limited (“Golden Ocean” or the “Company”), CMB.TECH NV (“CMB.TECH”), CMB.TECH Bermuda Ltd. (“Merger Sub”) or their respective affiliates. The Merger Agreement contains representations and warranties by CMB.TECH and Merger Sub, on the one hand, and by Golden Ocean, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by each party in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between CMB.TECH and Merger Sub, on the one hand, and Golden Ocean, on the other hand. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of fact about CMB.TECH, Merger Sub or Golden Ocean at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in CMB.TECH’s or Golden Ocean’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, CMB.TECH, Golden Ocean, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form F-4 that will include a proxy statement of Golden Ocean and a prospectus of CMB.TECH, as well as in the Forms 20-F, Forms 6-K and other filings that Golden Ocean and CMB.TECH make with the U.S. Securities and Exchange Commission (“SEC”).

Press Release

On May 28, 2025, Golden Ocean and CMB.TECH issued a joint press announcing the execution of a definitive Agreement and Plan of Merger (the “Merger Agreement”). A copy of the Golden Ocean press release is attached hereto as Exhibit 99.1.

The following description of the Merger Agreement and the transaction contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed with this Report on Form 6-K as Exhibit 2.1 and the terms of which are incorporated by reference herein.

Entry into a Definitive Agreement and Plan of Merger

On May 28, 2025, Golden Ocean entered into the Merger Agreement with CMB.TECH and Merger Sub, pursuant to which the parties have agreed, subject to the terms and conditions of the Merger Agreement, to effect a stock-for-stock merger (the “Merger”), with Golden Ocean merging with and into Merger Sub, with Merger Sub as the surviving company (the “Surviving Company”).

Upon the terms and subject to the conditions of the Merger Agreement, each of Golden Ocean’s issued and outstanding common shares, par value $0.05 per share, (other than those Golden Ocean common shares owned by CMB.TECH, Merger Sub, Golden Ocean or any of their respective subsidiaries) will be automatically cancelled and converted into the right to receive 0.95 (the “Exchange Ratio”) ordinary shares, par value $0.01 per share, of CMB.TECH (the “Merger Consideration”) in the following manner: first, each issued and outstanding Golden Ocean common share (other than those Golden Ocean common shares owned by CMB.TECH, Merger Sub, Golden Ocean or any of their respective subsidiaries) shall be automatically converted into one share of the Surviving Company (by way of cancellation of such Golden Ocean common share and issuance of a Surviving Company share in consideration thereof); and second, each such Surviving Company share shall be automatically exchanged for the right to receive 0.95 ordinary shares in CMB.TECH (subject to customary adjustments, including to reflect any share issuances or repurchases or the declaration and/or payments of dividends or other distributions).

Upon completion of the Merger, CMB.TECH would issue approximately 95,952,934 new ordinary shares, assuming the Exchange Ratio is not adjusted. The Merger is expected to result in CMB.TECH shareholders owning approximately 70% (or 67% excluding treasury shares) of the total issued share capital of CMB.TECH and Golden Ocean shareholders owning approximately 30% (or 33% excluding treasury shares) of the total issued share capital CMB.TECH, assuming the Exchange Ratio is not adjusted.

The Merger Agreement has been unanimously approved by CMB.TECH’s Supervisory Board and by Golden Ocean’s board of directors (the “Golden Ocean Board of Directors”) and its special transaction committee composed solely of disinterested directors of Golden Ocean’s Board of Directors (the “Transaction Committee”).

Certain Conditions to the Merger Agreement
Completion of the Merger is subject to customary closing conditions, including, among others specified in the Merger Agreement: (i) the approval of the Merger by Golden Ocean’s shareholders at the special meeting convened for the purposes of voting to approve the Merger and certain other matters (the “Golden Ocean Shareholder Meeting”); (ii) the declaration of effectiveness by the SEC of a Registration Statement on Form F-4 under the Securities Act of 1933, as amended, including a prospectus with respect to the CMB.TECH ordinary shares constituting the Merger Consideration; and (iii) the CMB.TECH ordinary shares constituting the Merger Consideration having been approved for listing on the New York Stock Exchange (“NYSE”); and (iv) certain antitrust and other approvals specified in the Merger Agreement.
No Solicitation; Withdrawal of Board Recommendation

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the effective time, Golden Ocean will be subject to certain restrictions on its ability to solicit, initiate or knowingly take action to facilitate any inquiries or alternative acquisition proposals from third parties, to provide non-public information relating to Golden Ocean to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. Golden Ocean will also be, subject to certain exceptions, restricted in its ability to qualify, withdraw, or modify or amend in a manner adverse to CMB.TECH the recommendation of either the Transaction Committee or the Golden Ocean Board of Directors or recommend any other acquisition proposal or publicly propose to do any of the foregoing and may not, subject to certain exceptions, grant any waiver, amendment or release under any standstill or confidentiality agreement or takeover statute or provision contained in Golden Ocean’s or its subsidiaries’ charter documents.

CMB.TECH and Merger Sub Undertakings

Subject to satisfaction of certain conditions, Merger Sub agrees that at the Golden Ocean Shareholder Meeting, Merger Sub shall, among other things, vote all of its common shares of Golden Ocean in favor of the Merger. However, in the event that Golden Ocean Board of Directors or Transaction Committee has made an adverse recommendation that has not been rescinded or otherwise withdrawn, the foregoing obligations of the Merger Sub shall not apply and the common shares of Golden Ocean held by Merger Sub may be voted by Merger Sub in any manner Merger Sub determines.

Prior to the closing of the Merger, CMB.TECH shall undertake to have available alternative financing sufficient to refinance the indebtedness of Golden Ocean and its subsidiaries that is the subject of the specified consents and waivers required to consummate the Merger Agreement.

Termination

The Merger Agreement provides for certain termination rights for both Golden Ocean and CMB.TECH, including the mutual right to terminate if the Merger is not consummated by December 31, 2025 (subject to extension until March 31, 2026, upon certain conditions), including failure to obtain certain regulatory approvals.

About Golden Ocean

Golden Ocean is a Bermuda incorporated shipping company specialising in the transportation of dry bulk cargoes. As of May 2025, the Golden Ocean fleet consists of more than 90 vessels, with an aggregate capacity of approximately 13.7 million deadweight tonnes. Golden Ocean’s ordinary shares are listed on the Nasdaq Global Select with a secondary listing on the Euronext Oslo Børs under the ticker symbol “GOGL”.

About CMB.TECH

CMB.TECH is a diversified and future-proof maritime group that owns and operates more than 160 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels and workboats. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.

CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.

CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT”.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Golden Ocean and CMB.TECH desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and they are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Golden Ocean and CMB.TECH’s management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although managements of Golden Ocean and CMB.TECH believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Golden Ocean or CMB.TECH’s control, there can be no assurance that Golden Ocean or CMB.TECH will achieve or accomplish these expectations, beliefs or projections.
You are cautioned not to place undue reliance on Golden Ocean’s and CMB.TECH’s forward-looking statements. These forward-looking statements are and will be based upon their respective managements’ then-current views and assumptions regarding future events and operating performance and are applicable only as of the dates of such statements. Neither Golden Ocean nor CMB.TECH assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.
Disclaimer
Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this announcement and the distribution of this announcement and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.

This announcement is not a recommendation in favor of the proposed Merger described herein. In connection with the proposed Merger, CMB.TECH intends to file with the SEC a registration statement on Form F–4 that will include a prospectus of CMB.TECH and a proxy statement of Golden Ocean. Golden Ocean and CMB.TECH also plan to file other relevant documents with the SEC regarding the proposed Merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other relevant documents that Golden Ocean and CMB.TECH file with the SEC at the SEC’s website at www.sec.gov.
Incorporation by Reference
The information contained in Exhibit 2.1 and 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266220) filed with the SEC with an effective date of July 19, 2022.

EXHIBIT LIST
Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated May 28, 2025

99.1	Press Release, dated May 28, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Peder Simonsen
Date: May 29, 2025	Name: Peder Simonsen
Title: Principal Executive Officer and Principal Financial Officer